UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNIT CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
909218109
(CUSIP Number)
February 16, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	909218109

1	NAMES OF REPORTING PERSONS George Kaiser Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		6,224,023 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,224,023 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,324,023 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO - Not For Profit

CUSIP No.	909218109

1	NAMES OF REPORTING PERSONS Frederic Dorwart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		6,224,023 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,224,023 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,324,023 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	909218109

1	NAMES OF REPORTING PERSONS Philip Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		6,224,023 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,224,023 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,324,023 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	909218109

1	NAMES OF REPORTING PERSONS Philip Lakin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		6,324,023 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,324,023 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,324,023 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	909218109
Item 1 (a). Name of Issuer: Unit Corporation
Item 1 (b). Address of Issuer’s Principal Executive Offices:
1000 Kensington Center
7130 South Lewis
Tulsa, Oklahoma 74136
Item 2 (a). Name of Person Filing: This Schedule 13G/A with respect to the Common Stock of Unit Corporation is filed by George Kaiser Family Foundation (“GKFF”). Mr. Dorwart, Mr. Frohlich and Mr. Lakin are co-trustees for GKFF.
Item 2 (b). Address of Principal Business Office or, if none, Residence:
The address of the principal business office of GKFF is 124 East Fourth Street, Suite 100, Tulsa, Oklahoma 74103. The address of the principal business offices of the co-trustees is as follows: Frederic Dorwart is 124 E. 4 th Street, Tulsa, Oklahoma, NA; Philip Frohlich, 1924 South Utica, Suite 1120, Tulsa, Oklahoma 74104; Philip Lakin Jr., 7030 South Yale, Suite 600, Tulsa, Oklahoma 74136.
Item 2 (c). Citizenship: GKFF was formed under the laws of the State of Oklahoma. Mr. Dorwart, Mr. Frohlich and Mr. Lakin are a citizen of the United State of America.
Item 2 (d). Title of Class of Securities: Common Stock, par value $0.10 per share
Item 2 (e). CUSIP No: 909218109
Item 3. If this Statement is filed pursuant to Rule 13d- 1(b) , or 13d- 2(b) or (c), check whether the person filing is a: Not applicable.
Item 4. Ownership
The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon a total of 47,893,360 shares of Common Stock issued and outstanding as of October 30, 2010, as reported in company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.
A. GKFF
GKFF’s holdings are as follows:
(a)	Amount Beneficially Owned: 6,224,023 shares

(b)	Percent of Class: 13.2%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 6,224,023 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 6,224,023 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares

CUSIP No.	909218109
B. Frederic Dorwart
Mr. Dorwart is co-trustee for GKFF and may be deemed to have beneficial ownership of GKFF holdings. Mr. Dorwart’s beneficial holdings are as follows:
(a)	Amount Beneficially Owned: 6,224,023 shares

(b)	Percent of Class: 13.2%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 6,224,023 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 6,224,023 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
C. Mr.Frohlich is co-trustee for GKFF and may be deemed to have beneficial ownership of GKFF holdings. Mr. Frohlich’s beneficial holdings are as follows:
(a)	Amount Beneficially Owned: 6,224,023 shares

(b)	Percent of Class: 13.2%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 6,224,023 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 6,224,023 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
D. Mr.Lakin is co-trustee for GKFF and Chief Executive Officer of the Tulsa Community Foundation (“TCF”) and may be deemed to have beneficial ownership of GKFF holdings and TCF holdings . Mr. Lakin’s beneficial holdings are as follows:
(a)	Amount Beneficially Owned: 6,324,023 shares

(b)	Percent of Class: 13.2%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 6,324,023 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 6,324,023 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

CUSIP No.	909218109
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2011		George Kaiser Family Foundation
	BY:	/s/ Frederic Dorwart
Frederic Dorwart, Co-Trustee

/s/ Frederic Dorwart
Frederic Dorwart

/s/ Philip Frohlich
Philip Frohlich

/s/ Philip Lakin, Jr.
Philip Lakin, Jr.

EXHIBIT INDEX
Exhibit 1. Joint Filing Agreement dated February 16, 2010 by and between George Kaiser Family Foundation, Frederic Dorwart, Philip Frohlich, and Philip Lakin, Jr.